Exhibit 1

AFFIMED N.V.

Affimed N.V.

Unaudited condensed consolidated statement of comprehensive income / (loss)

(in € thousand)

		For the three months		For the six months
		ended June 30,		ended June 30,
	Note	2014	2015	2014	2015

Revenue	3	687	2,210	1,409	4,748

Other income / (expenses) – net	4	68	104	113	333
Research and development expenses	4,7	2,059	(5,605)	(3,287)	(8,526)
General and administrative expenses	7	4,384	(1,676)	(351)	(3,524)

Operating income / (loss)		7,198	(4,967)	(2,116)	(6,969)

Finance income / (costs) – net	5	6,197	(217)	(204)	301

Income / (loss) before tax		13,395	(5,184)	(2,320)	(6,668)

Income taxes		(41)	0	28	0

Income / (loss) for the period		13,354	(5,184)	(2,292)	(6,668)

Comprehensive income / (loss)		13,354	(5,184)	(2,292)	(6,668)

Earnings / (loss) per share in per € share		0.90	(0.19)	(0.15)	(0.26)
(undiluted = diluted)

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.
Condensed consolidated statement of financial position
(in € thousand)

	Note	December 31, 2014	June 30, 2015
ASSETS
Non-current assets

Intangible assets		72	64
Leasehold improvements and equipment		974	899
		1,046	963

Current assets

Inventories		199	222
Trade and other receivables		939	2,320
Cash and cash equivalents		39,725	66,319
		40,863	68,861

TOTAL ASSETS		41,909	69,824

EQUITY AND LIABILITIES
Equity

Issued capital		240	299
Capital reserves		131,544	166,710
Accumulated deficit		(99,989)	(106,657)
Total equity		31,795	60,352

Non current liabilities

Borrowings	8	3,895	4,337
Total non-current liabilities		3,895	4,337

Current liabilities

Trade and other payables		3,759	4,563
Deferred revenue	3	2,460	572
Total current liabilities		6,219	5,135

TOTAL EQUITY AND LIABILITIES		41,909	69,824

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited condensed consolidated statement of cash flows

(in € thousand)		For the six months ended June 30,
	Note	2014	2015
Cash flow from operating activities
Loss for the period		(2,292)	(6,668)
Adjustments for the period:
- Income taxes		(28)	0
- Depreciation and amortisation		211	171
- Share based payments	7	(2,589)	781
- Finance income / costs – net	5	204	(301)
		(4,494)	(6,017)
Change in trade and other receivables		(468)	(439)
Change in inventories		(33)	(23)
Change in trade and other payables		1,518	(1,084)
Cash used in operating activities		(3,477)	(7,563)
Interest received		0	2
Paid interest		(20)	(187)
Net cash used in operating activities		(3,497)	(7,848)

Cash flow from investing activities
Purchase of intangible assets		(23)	(6)
Purchase of leasehold improvements and equipment		(19)	(82)
Net cash used for investing activities		(42)	(88)

Cash flow from financing activities
Proceeds from issue of common shares	6	0	33,502
Proceeds from issue of preferred shares		1,188	0
Cash flow from financing activities		1,188	33,502

Net changes to cash and cash equivalents		(2,351)	25,566
Cash and cash equivalents at the beginning of the period		4,151	39,725
Exchange-rate related changes of cash and cash equivalents		0	1,028
Cash and cash equivalents at the end of the period		1,800	66,319

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited condensed consolidated statement of changes in equity (in € thousand)

			Capital	Own	Accumulated	Total
	Note	Issued capital	reserves	shares	deficit	equity

Balance as of January 1, 2014		63	469	(25)	(99,730)	(99,223

Loss for the period					(2,292)	(2,292)

Balance as of June 30, 2014		63	469	(25)	(102,022)	(101,515

Balance as of January 1, 2015		240	131,544	0	(99,989)	31,795
Issue of common shares	6	57	33,443			33,500
Exercise of share based
payment awards		2	942			944
Equity-settled share based
payment awards	7		781			781
Loss for the period					(6,668)	(6,668)

Balance as of June 30, 2015		299	166,710	0	(106,657)	60,352

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

1.	Reporting entity

Affimed N.V. (in the following Affimed or Company) is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands. The Company was founded as Affimed Therapeutics B.V. on May 14, 2014 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) for the purpose of a corporate reorganization of Affimed GmbH (formerly Affimed Therapeutics AG) and converted its legal form under Dutch law to a public company with limited liability for an initial public offering of its common shares.

The condensed consolidated financial statements of Affimed as of and for the period ended June 30, 2015 comprise the Company and its wholly owned and controlled subsidiaries, Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA. Financial information presented in the consolidated financial statements for periods prior to the consummation of the corporate reorganization on September 17, 2014 is that of Affimed GmbH and its subsidiary AbCheck s.r.o. Affimed N.V. had not conducted any operations and had not held any assets or liabilities, including contingent liabilities, prior to the reorganization. Affimed Inc. was formed in February 2015 and provides internal services for the Group.

Affimed is a clinical-stage biopharmaceutical group focused on discovering and developing targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immune-oncology, which represents an innovative approach to cancer research that seeks to harness the body’s own immune system to fight tumor cells. Affimed has own research and development programs and collaborations, where the Company is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the six months ended June 30, 2015 and 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Affimed N.V.’s annual consolidated financial statements as at 31 December 2014.

The interim financial statements were authorized for issuance by the management board on August 4, 2015.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group's accounting policies were the same as those that applied to the consolidated financial

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

statements as at and for the year ended December 31, 2014.

Functional and presentation currency

These interim financial statements are presented in euro, which is the Company’s functional currency. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2014 with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

A number of amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2015, and have been applied in preparing these financial statements.

Standard/interpretation	Effective Date [1]

Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014
Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

1 Shall apply for periods beginning on or after shown in the effective date column.

None of these amendments to standards and new or amended interpretations had an effect on the interim consolidated financial statements of the Group.

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2015, and have not been applied in preparing these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Standard/interpretation	Effective Date [1]

Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IAS 16, 38 Clarification of acceptable methods
of depreciation and amortization	January 1, 2016
Amendments to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IFRS 10, 12 and IAS 28 Investment Entities	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in
Joint Operations	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018

1 Shall apply for periods beginning on or after shown in the effective date column.

The Company has not yet determined if any of these amendments to standards and new or amended interpretations have an effect on its financial statements.

3.	Revenue

Collaboration agreement Amphivena

Affimed is party to a collaboration with Amphivena Therapeutics Inc., San Francisco, USA (in the following Amphivena) to develop a product candidate for hematologic malignancies. The collaboration consists of a series of linked transactions which in substance form a research and development collaboration. Amphivena is a structured entity with one project and uses the funding it receives from investors (which include Affimed) and Janssen Biotech Inc., Horsham, USA (in the following Janssen) to pay Affimed for its research and development services. Once approval of an investigational new drug application (IND) for the product candidate is obtained, Janssen has an option to acquire Amphivena on predetermined terms and the investors could receive further payments.

The relevant linked agreements consist of:

•	a license and development agreement between Affimed and Amphivena,

•	a stock purchase agreement between Amphivena, its investors (which include Affimed) for purposes of financing Amphivena, and

•	a warrant agreement between Amphivena and Janssen for purposes of financing Amphivena and providing Janssen the option to acquire the results of the research and development activities through an acquisition of Amphivena following IND approval.

Pursuant to the license and development agreement between Affimed and Amphivena, Affimed grants a license to intellectual property and agreed to perform certain services for Amphivena related to the development of a product candidate for hematological malignancies. In consideration for the research and development work to be performed, Amphivena could be required to pay to Affimed service fees totaling approximately €16.0 million payable according to the achievement of milestones and phase progressions as described under the license and development agreement. Affimed recognized revenue of €8.6 million upon achievement of the milestones consisting of the earned milestone payments of €9.0 million less Affimed’s share in funding Amphivena of €0.4 million. In the first quarter of 2015, the Group

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

recognized revenue of €2.4 million for the achievement of the third milestone which had been received in cash in 2014 and deferred until the milestone was achieved in the first quarter of 2015.

After the achievement of the third milestone, the Group continues to provide research and development services to Amphivena for nonrefundable advance payments of €7.5 million, payable in three installments. Revenue for these research and development services is recognized, net of Affimed’s share in funding Amphivena of €0.3 million, over the service performance period. The first installment of €1.0 million (€ 1.3 million, net of Affimed’s share of €0.3 million) was received near the end of the first quarter of 2015; €0.5 million were recognized as revenue in the second quarter of 2015.

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific TandAb. Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons to not continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded ($13.2 million).

The Company achieved several milestones and recognized related consideration of €1.6 million as revenue in the three and six months ended June 30, 2015 (2014: €0.5 million and €1.1 million) for research and development services.

4.	Research and development expenses

Government grants

The Group receives certain government grants that support its research effort in defined projects. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants.

Income in respect of grants also includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate. When the cash in relation to recognized government grants is not yet received the amount is included as a receivable on the statement of financial position.

The Company recognizes income from government grants under ‘Other income’ in the consolidated statement of comprehensive loss. In the three and six months ended June 30, 2015 grants of €111 and €366 (2014: €93 and €124) were recognized.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

5.	Finance income and finance costs

	Three months	Three months	Six months	Six months
	ended June 30	ended June 30,	ended June 30,	ended June 30,
	2014	2015	2014	2015

Changes in fair value of derivative conversion feature	-7,556	0	2,510	0
Interest Preferred Shares	-1,179	0	-2,341	0
Interest Convertible Loan	-177	0	-353	0
Interest Perceptive Loan Agreement	0	-172	0	-336
Foreign exchange differences	0	-46	-16	637
Other finance income/finance costs	-3	0	-4	0
Finance income/costs - net	-6,197	-218	-204	301

6.	Equity

On May 12, 2015, the Company issued 5,750,000 common shares at a public offering at a price of $7.15 per common share. After deducting the offering expenses (underwriting discounts and other offering expenses), of €3,080, equity increased by the net proceeds of the public offering of €33,500.

7.	Share-based payments

In the corporate reorganization on September 17, 2014, an equity-settled share based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company had granted 795,000 options as of June 30, 2015 (December 31, 2014: 555,000 options) to certain members of the Management Board and the Supervisory Board, consultants and employees.

The final exercise date of the options is 10 years after the grant date of the instruments. As of June 30, 2015 and December 31, 2014, none of the ESOP 2014 awards outstanding were vested.

In the three and six months ended June 30, 2015, compensation expense of €439 and €781 was recognized, affecting research and development expenses by €147 and €239 and general and administrative expenses by €292 and €542.

In the three and six months ended June 30, 2014, a compensation gain due to changes in accounting estimates for share-based compensation awards under the then outstanding ESOP 2007 and carve-out plans of €10,171 and €2,589 was recognized affecting research and development expenses by €4,352 and €770 and general and administrative expenses by €5,819 and €1,819.

In the second quarter of 2015, 200,000 options originally granted under the terms of the ESOP 2007 which were converted into awards exercisable for common shares of Affimed N.V. in conjunction with the corporate reorganization on September 17, 2014 were exercised at the exercise price of $5.29. As of June 30, 2015, 534,142 (December 31, 2014: 734,142) ESOP 2007 options were outstanding.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

8.	Borrowings

Perceptive loan agreement

In July 2014, the Company entered into a credit facility agreement of $14 million and drew an amount of $5.5 million as of July 31, 2014. Repayment will start in April 2016 in monthly installments of $200, with the final balance due in August 2018. Finance costs comprise interest of an annual rate of LIBOR plus a margin of 9%, and an arrangement fee in the amount of 2% of the facility. In addition, the Company issued 106,250 warrants to the lender. The warrants are convertible into common shares of the Company with a strike price of $8.80. Upon initial recognition, the fair value of the warrant of €613 was recognized in equity, net of tax of €183. Fair value was determined using the Black-Scholes-Merton formula, with an expected volatility of 65% and an expected time of six years to exercise of the warrant. The contractual maturity of the warrant is ten years.

The loan is collateralized by shares in AbCheck s.r.o., certain bank accounts, receivables and certain intellectual property rights with a total carrying amount of €11,325.

The loan is measured at amortized cost using the effective interest method. Interest costs of €172 (€336) and foreign exchange gains of €196 and foreign exchange losses of €424 have been recognized in profit or loss of the three and six months ended June 30, 2015 respectively.

9.	Related parties

The supervisory directors of Affimed N.V received compensation for their services on the supervisory board of €71 and €132 in the three and six months ended June 30, 2015, remuneration of managing directors amounted to €345 and €703. The Group recognized share-based payment expenses of €91 and €142 for supervisory directors and €281 and €547 for managing directors in the three and six months ended June 30, 2015.

In the three and six months ended June 30, 2014 selected managing directors and supervisory directors received payments related to consulting services of €123 and €249. As of December 2014, all consulting agreements were terminated.

The following table provides the transaction amounts and outstanding balances for consulting fees and supervisory board remuneration paid or owed to key personnel.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

	Transaction volume				Outstanding balances

	Three months	Six months	Three months	Six months
	ended June	ended June	ended June	ended June	December 31,	June 30,
	30, 2014	30, 2014	30, 2015	30, 2015	2014	2015
Dr. Adolf Hoess	58	115	0	0	0	0
MedVenture Partners GmbH (Dr. Florian Fischer)	42	84	0	0	0	0
Hecht Healthcare Consulting (Dr. Thomas Hecht)	17	33	0	0	19	0
Bio Pharma Consulting Services LLC (Dr. Richard Stead)	9	17	0	0	6	0
Dr. Thomas Hecht	0	0	30	60	0	21
Dr. Richard Stead	0	0	12	21	0	8
Berndt Modig	0	0	13	19	7	9
Ferdinand Verdonck	0	0	16	32	7	11
Eugene Zhukovsky	0	0	0	0	16	0

Dr. Ulrich Grau started his term as supervisory director as of July 1, 2015 replacing Dr. Mühlenbeck.

Dr. Michael Sheffery resigned as supervisory director on June 29, 2015.